FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2001

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated April 3, 2001 announcing that STMicroelectronics has opened a new state-of-the-art back end plant in Morocco.



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                           [STMICROELECTRONICS LOGO]

    STMicroelectronics Opens New State-of-the-Art Back End Plant in Morocco

    BOUSKOURA, Morocco--April 3, 2001--STMicroelectronics' (NYSE:STM) new assembly and test plant at Bouskoura, near Casablanca, was today formally inaugurated by His Majesty Mohammed VI, King of Morocco, in a ceremony attended by the Ambassadors of France and Italy, Mr. Michel de Bonnecorse and Mr. Guido Martini, by Members of the Moroccan Government and by the Company, and by Mr. Pasquale Pistorio, President and CEO of STMicroelectronics.

    Using state-of-the-art fully automated production techniques, the new plant is designed to produce as many as 25 million integrated circuits per day and is expected to employ 2,500 people when full capacity is reached. In its current ramp-up phase, the plant employs 733 people and has an installed capacity of 2.3 million devices per day.

    Located close to ST's original plant in Bouskoura, the new facility has been established within the framework of the project "Bouskoura 2000". Representing a planned investment by ST, the world's sixth largest semiconductor manufacturer, of $300 million, of which $107 million has been planned for buildings and facilities only, the new plant includes 32,000 sq.m of clean room area and 4,000 sq.m of warehouse facilities. It will produce a wide range of semiconductor products, which will be exported to customers worldwide.

    "With our long and successful history of working with the Moroccan people, we are delighted with the Bouskoura 2000 project and are fully confident that our new plant will be a formidable addition to our global network of world-class manufacturing facilities," said Mr. Pasquale Pistorio. "The energy, education and commitment of our people in Morocco has contributed significantly to our worldwide success to date and will undoubtedly continue to do so."

    "In an industry characterized by rapid change and intense competition," continued Mr. Pistorio, "manufacturing excellence is of crucial importance and our plants in Morocco continually demonstrate the Company's commitment to the Total Quality and Environmental Management philosophy that is one of the hallmarks of ST. Our Moroccan sites have long distinguished themselves by their dedication to the quality-driven partnerships we have with our customers. With the building of its latest facility in Bouskoura, the partnership between STMicroelectronics and the Moroccan people continues to go from strength to strength."

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    The new ST facility in Bouskoura will, when fully equipped, be the most advanced in the world in terms of automation and technology. It will be used to assemble and test a wide range of semiconductor products that are key components in industry sectors such as automotive, telecommunications, home appliances, computers and power conversion. The fully automated assembly and test lines each perform a sequence of 11 different manufacturing operations, from die bonding to wire bonding, in which tiny wires are attached to the silicon chip to connect its circuitry to the outside world, through to automated testing and packing. These are all performed in a "hands free" environment that dramatically increases quality levels compared with traditional assembly, while drastically cutting the cycle time from four or five days to as little as one hour.

    ST's original plant in Bouskoura was built in 1979 but the Company's presence in Morocco can be traced back as far as 1952 when a small plant was established in Ain Sebaa. Both plants were subsequently upgraded and expanded. Bouskoura became the center of excellence for electronic subsystems, providing complete solutions for OEM customer applications, particularly in the telecommunications and industrial markets. The Ain Sebaa plant was also substantially expanded in 1997 and now covers an area of 26,000 sq.m., with the capacity to assemble and test three billion components per year. ST currently employs 4,827 people in its Morocco plants.

    Again in 1997, the Bouskoura and Ain Sebaa plants became the first sites in Morocco and on the entire African continent to be recognized by an internationally accredited organization to meet the requirements of both the European Eco-Management and Audit Scheme (EMAS regulation) as well as the internationally recognized ISO 14001 environmental standard. The new Bouskoura plant, like all of ST's sites worldwide, is designed to comply with the most stringent global environmental regulations.

    About STMicroelectronics

    STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. According to Dataquest's annual ranking for 2000, STMicroelectronics is the sixth largest semiconductor company in the world. Further information on ST can be found at www.st.com.

    CONTACT: STMicroelectronics
             Press Relations Europe:
             Maria Grazia Prestini
             Phone: +33 4 5040 2532
             Fax:  + 33 4 5040 2540
             e-mail: mariagrazia.prestini@st.com
                or
             Press Relations US:
             Michael Markowitz
             Tel:  + 212 821 8959
             Fax:  + 212 821 8922
             e-mail:  michael.markowitz@st.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer